SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	December 2011	December 2012	Year on year growth	December 2011	December 2012	Year on year growth
	Residential	5,378	5,579	3.7%	665	699	5.1%
	Commercial	8,420	9,042	7.4%	996	1,116	12.0%
	Educational	755	872	15.5%	79	96	22.2%
For December	Industrial	21,771	22,268	2.3%	2,137	2,304	7.8%
	Agricultural	986	1,220	23.8%	45	53	18.4%
	Street-lighting	302	305	1.0%	26	28	7.9%
	Overnight Power	2,059	2,298	11.6%	140	156	11.8%

	Total	39,670	41,583	4.8%	4,089	4,454	8.9%

	Residential	63,524	65,484	3.1%	7,676	8,332	8.5%
	Commercial	99,504	101,593	2.1%	10,194	11,779	15.6%
	Educational	7,568	7,860	3.9%	718	881	22.7%
From January To December	Industrial	251,491	258,102	2.6%	20,591	24,796	20.4%
	Agricultural	11,232	12,776	13.8%	490	593	21.0%
	Street-lighting	3,145	3,158	0.4%	276	320	15.8%
	Overnight Power	18,607	17,620	-5.3%	1,025	1,090	6.3%

	Total	455,070	466,593	2.5%	40,970	47,791	16.6%

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared for convenience only based on internal estimates of KEPCO as of the relevant meter reading dates and do not include power sold and revenues received from pumped storage units. These figures have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: January 22, 2013